UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. Two)*

                           Nu-kote Holding, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 669935108
                              (CUSIP Number)

                           Wilson P. Funkhouser
                         Levin & Funkhouser, Ltd.
                            55 W. Monroe St.
                               Ste. 2410
                     Chicago, Illinois 60603-5008
                  Tel. 312-701-6800, Fax 312/641-2640
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              June 27, 1997
                  (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          METRO HOLDING AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:               4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:         4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO



                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          LIGAPART AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:         4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:    4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO



Item 1.     Security and Issuer

Title of the class of equity securities to which this statement relates:
     Nu-kote Holding, Inc. (herein "Nu-kote") Class A Common Stock

Name and address of the principal executive offices of the issuer:
     Nu-kote Holding, Inc.
     17950 Preston Road
     Suite 690
     Dallas, Texas 75252

Item 2.     Identity and Background

This statement on Schedule 13D is filed by:
1. Name:                   Metro Holding AG,
                           a corporation organized under the laws
                           of the canton of Zug, Switzerland
                           ("Metro Holding")
   Address:                Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
   Principal Business:     Holding company for interests principally in
                           business entities engaged in (i)  retailing
                           and wholesaling in Europe, Asia and the
                           United States and (ii)  purchasing of consumer
                           goods for sale to and distribution by
                           affiliates and others.

2. Name:                   Ligapart AG
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Ligapart")
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Holding Company for corporations related to
                           retailing and wholesaling of consumer goods

Item 3:     Source and Amount of Funds or Other Consideration

        N/A

Item 4.     Purpose of Transaction.

     On June 27, 1997, Ligapart transmitted to Nu-kote a letter requesting on behalf of Pelikan Holding AG that Nu-kote (1) include Mr. Loo Hooi Keat
("Mr. Loo") among the nominees for the members of the Board of Directors of Nu-kote, (2) cause Mr. Loo to be nominated to be a member of the Board of Directors of Nu-kote International, Inc. and (3) vote its shares in Nu-kote International, Inc. in favor of Mr. Loo as a director of Nu-kote International, Inc. Mr. Loo is a director of Pelikan Holding AG. A copy of that letter is attached as Exhibit A to this Amendment No. 2. Also by letter dated June 27, 1997, Mr. David F. Brigante, Chairman and CEO of Nu-kote, stated to Ligapart that Nu-kote will include Mr. Loo as a director nominee in Nu-kote's Proxy Statement for its Annual Meeting of Stockholders to be held in August, 1997.

     Ligapart has had preliminary discussions with Mr. Loo, whom Ligapart believes is an affiliate of Goodace SDN BhD, a company organized under the laws of Malaysia ("Goodace"), concerning a potential interest in selling to Goodace some of the Nu-kote Stock presently held by Ligapart, but such discussions did not result in any agreement concerning such a sale. Ligapart will continue to consider all of its options with respect to the Nu-kote Stock based on the performance and prospects of Nu-kote, market considerations, and other investment criteria.

Item 5.     Interest in Securities of the Issuer.

            Ligapart owns beneficially and of record, and has sole power to vote and to dispose, or direct the disposition of, 4,600,000 shares of Class A Common Stock of Nu-kote, constituting 21.12% of the number of such shares outstanding on February 10, 1997 as reported by Nu-kote in its Quarterly Report on Form 10Q for the quarter ended December 27, 1996 filed by Nu-kote with the Securities and Exchange Commission on February 10, 1997.

            Metro Holding, as the owner of 100% of the stock of Ligapart, beneficially owns the Nu-kote Stock that Ligapart acquired.

            Except for the transactions reported on the Schedule 13D amended hereby, neither Metro Holding nor Ligapart has at any time engaged in any transactions in Class A Common Stock of Nu-kote.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to a Registration Rights Agreement executed at the Closing pursuant to the Purchase Agreement, the holders of all (but not less than all) of the Nu-kote Stock may at any time after the six-month anniversary of the Closing require Nu-kote to use commercially reasonable efforts to register under the Securities Act all or part of the Nu-kote Stock owned by such holders (the "Demand Registration") pursuant to a registration statement covering only Nu-kote Stock. The Registration Rights Agreement provides for only one Demand Registration. In addition, if Nu-kote at any time after the six-month anniversary of the Closing proposes to register under the Securities Act any of its equity securities for sale to the public, Nu-kote must, at the request of the holders of all (but not less than all) of the Nu-kote Stock, include such Nu-kote Stock in the proposed registration (the "Piggy-Back Request"). Such holders of the Nu-kote Stock may make only one Piggy-Back Request and Nu-kote will not be obligated to effect the request under certain circumstances.

            Nu-kote has entered into a Rights Agreement, with Chemical Bank, as Rights Agent, under which acquisition by any person or affiliated or associated group of persons (an "Acquiring Person") of 15% or more of Nu-kote's outstanding Class A Common Stock without the consent of Nu-kote's board of directors would expose an Acquiring Person to a risk of significant dilution of its holdings of Nu-kote Class A Common Stock. In connection with the execution of the Purchase Agreement, Nu-kote executed an amendment to the Rights Agreement, between Nu-kote and Chemical Bank as Rights Agent, pursuant to which the acquisition by Pelikan or any of its Subsidiaries, Affiliates or Associates (including Ligapart and Metro Holding) of any of the Nu-kote Stock will not (i) cause any person to become or to be deemed to be an Acquiring Person or (ii) cause the "Distribution Date" or "Shares Acquisition Date" (as such terms are defined in the Rights Agreement) to occur. The amendment to the Rights Agreement expressly provide, however, that the Nu-kote Stock will be included for purposes of any calculation of beneficial ownership under the Rights Agreement in the even that Pelikan or any of its Affiliates or Associates acquires any other shares, of the right to acquire or vote any other shares of Class A Common Stock of Nu-kote.

Item 7.     Material to be Filed As Exhibits.

            Letter from E. Conradi and H.-D. Cleven (Ligapart AG) to
             David Brigante (Nu-kote Holding, Inc.), dated June 27, 1997
            Schedule 13D, filed on March 6, 1995
            Schedule 13D, Amendment One, filed on September 20, 1995

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

July 4, 1997                    METRO HOLDING AG
Dated:                          By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director

July 4, 1997                    LIGAPART AG
Dated:                          By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director




                         Index to Exhibits


Exhibit 99.1     Letter from E. Conradi and H.-D. Cleven (Ligapart AG) to
                  David Brigante (Nu-kote Holding, Inc.) dated June 27, 1997
Exhibit 99.2     Schedule 13D, filed on March 6, 1995
Exhibit 99.3     Schedule 13D, Amendment One, filed on September 20, 1995




Exhibit 99.1     Letter from E. Conradi and H.-D. Cleven (Ligapart AG) to
                  David Brigante (Nu-kote Holding, Inc.) dated June 27, 1997



LIGAPART AG                                 Neuhofstrasse 4
                                            Postfach 400
                                            CH-6341 Baar
----------------------------------------------------------------------
                                   FAX: +1 (214) 250-4097
                                   Nu-kote Holding, Inc.
                                   Attn. Mr. David F. Brigante
                                   Chairman and CEO
                                   17950 Preston Road
                                   Suite 690 LB21
                                   Dallas, Texas 75252-5364
                                   USA
----------------------------------------------------------------------
Ihr Zeichen  Ihre Nachricht von  Unser Zeichen  Unsere Machricht von     Datum
                                    UL/sh                           27.06.1997

Dear Mr. Brigante:

Ligapart AG (the holder of all of the Nu-kote Shares that Pelikan Holding AG and its affiliates acquired from Nu-kote in connection with the sale of the Pelikan Hardcopy Business to Nu-kote) has selected Mr. Loo Hooi Keat, a director of Pelikan Holding AG, to propose as a member of the Boards of Directors of Nu-kote Holding, Inc. and Nu-kote International, Inc.

Accordingly, pursuant to section 4.2.7 of the Asset and Stock Purchase Agreement between Nu-kote Holding, Inc. and Pelikan Holding AG dated as of November 15, 1994, as amended, Ligapart AG hereby requests that Nu-kote Holding, Inc. (1) include Mr. Loo among the nominees for the members of the Board of Directors of Nu-kote Holding, Inc., (2) cause Mr. Loo to be nominated to be a member of the Board of Directors of Nu-kote International, Inc. and
(3) vote its shares in Nu-kote International, Inc. in favour of Mr. Loo as a director of Nu-kote International, Inc.

Ligapart AG makes this request for and on behalf of Pelikan Holding AG pursuant to the irrevocable power of attorney granted when Ligapart acquired the Nu-kote Shares from Pelikan Holding AG. Mr. Benno Zehnder, a director of Pelikan Holding AG, will separately send to you a letter confirming that this request was so authorized by Pelikan Holding AG.

We look forward to receiving Nu-kote's favourable response to this request at your earliest convenience.

                                          Yours sincerely,
                                          LIGAPART AG

                                          /s/ E. Conradi    /s/H.-D. Cleven
                                          E. Conradi        H.-D. Cleven
                                          Chairman          Vice-Chairman

cc:  Pelikan Holding AG, Attn. Mr. Benno Zehnder




Exhibit 99.2     Schedule 13D, filed on March 6, 1995


                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No. )*

                       Nu-kote Holding, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                669935108
                              (CUSIP Number)

                        Wilson P. Funkhouser
                       Levin & Funkhouser, Ltd.
                              Suite 2410
                             Xerox Centre
                         55 West Monroe St.
                  Chicago, Illinois 60603-5008
           Telephone(312)-701-6800, Facsimile(312)641-2640
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         February 24, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                                 Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
            METRO HOLDING AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               AF,WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:        SWITZERLAND

    Number of      (7)  Sole Voting Power:
    Shares
    Beneficially   (8)  Shared Voting Power:       2,300,000
    Owned by
    Each           (9)  Sole Dispositive Power:
    Reporting
    Person With   (10)  Shared Dispositive Power:   2,300,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,300,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.5%

14) Type of Reporting Person:                CO




                              Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
             LIGAPART AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               AF,WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:
    Shares
    Beneficially   (8)  Shared Voting Power:      2,300,000
    Owned by
    Each           (9)  Sole Dispositive Power:
    Reporting
    Person With   (10)  Shared Dispositive Power:  2,300,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,300,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.5%

14) Type of Reporting Person:                CO



                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
        PELIKAN HOLDING AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               AF,WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:        SWITZERLAND

    Number of      (7)  Sole Voting Power:
    Shares
    Beneficially   (8)  Shared Voting Power:         2,300,000
    Owned by
    Each           (9)  Sole Dispositive Power:
    Reporting
    Person With   (10)  Shared Dispositive Power:    2,300,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,300,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.5%

14) Type of Reporting Person:                CO



                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
            PELIKAN Gmbh

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:       AF,WC,OO

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:
    Shares
    Beneficially   (8)  Shared Voting Power:     732,333
    Owned by
    Each           (9)  Sole Dispositive Power:
    Reporting
    Person With   (10)  Shared Dispositive Power:   732,333

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    732,333

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  6.9%

14) Type of Reporting Person:                CO



                              Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          PELIKAN, INC.

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               AF,OO

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       TENNESSEE

    Number of      (7)  Sole Voting Power:
    Shares
    Beneficially   (8)  Shared Voting Power:      737,500
    Owned by
    Each           (9)  Sole Dispositive Power:
    Reporting
    Person With   (10)  Shared Dispositive Power:   737,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    737,500

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  6.9%

14) Type of Reporting Person:                CO



Item 1.     Security and Issuer
Title of the class of equity securities to which this statement relates:
     Nu-kote Holding, Inc. (herein "Nu-kote") Class A Common Stock
Name and address of the principal executive offices of the issuer:
     Nu-kote Holding, Inc.
     17950 Preston Road
     Suite 690
     Dallas, Texas 75252

Item 2.     Identity and Background
This statement on Schedule 13D is filed by:
1. Name:                   Metro Holding AG,
                           a corporation organized under the laws
                           of the canton of Zug, Switzerland
                           ("Metro Holding")
   Address:                Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
   Principal Business:     Holding company for interests principally in
                           business entities engaged in (i)  retailing
                           and wholesaling in Europe, Asia and the
                           United States, (ii)  purchasing of consumer
                           goods for sale to and distribution by
                           affiliates and others and (iii)  manufacture
                           and distribution of writing instruments,
                           school, office and artists supplies, and
                           computer accessories

2. Name:                   Pelikan Holding AG,
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Pelikan")
   Address                 Industriestrasse 24
                           CH-6340 Zug, SWITZERLAND
  Principal Business       Manufacture and distribution of writing
                           instruments, school, office and artists
                           supplies, and computer accessories

3. Name:                   Ligapart AG
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Ligapart")
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Holding Company for corporations related to
                           retailing and wholesaling of consumer goods

4. Name:                   Pelikan GmbH
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Distribution of writing instruments and school,
                           office and artists supplies

5. Name                    Pelikan, Inc.
   Address:                P.O. Box 3000
                           200 Beasley Drive
                           Franklin, Tennessee 37065-3000
  Principal Business:      Distribution of writing instruments and school,
                           office and artists supplies

Item 3:     Source and Amount of Funds or Other Consideration
            Pelikan, Ligapart and Metro Holding acquired beneficial ownership of the 2,300,000 shares of Class A Common Stock of Nu-kote (the "Nu-kote Stock") in connection with the Closing of the sale to Nu-kote of the "Hardcopy Business" (developing, manufacturing, procuring, marketing and selling ribbons and other elements and devices for typewriters and dot matrix printers and other impact products and toners for laser printers and copiers, cartridges for ink jet printers and all other consumables and supplies for all impact and non-impact printing and copying devices) of Pelikan pursuant to the Asset and Stock Purchase Agreement dated as of November 15, 1994, as amended, between Pelikan and Nu-kote (the "Purchase Agreement"). The Hardcopy Business of Pelikan comprised (i) substantially all of the assets relating to the Hardcopy Business of Pelikan, Inc., a Tennessee corporation ("Pelikan, Inc."),
(ii) all of the issued and outstanding shares of Pelikan Produktions AG, a Swiss corporation ("Produktions"), (iii) all of the issued and outstanding shares of Pelikan Scotland Ltd., a limited liability company organized under the laws at Scotland ("Pelikan Scotland"), (iv) all of the registered share capital of Greif-Werke GmbH, a German limited liability company ("Greif" and together with Produktions and Pelikan Scotland, the "Acquired Companies") and
(v) certain other assets of Pelikan's sales and distribution companies located throughout Europe which Pelikan transferred to the Acquired Companies or to subsidiaries of the Acquired Companies before the Closing. In connection with the Acquisition, Nu-kote and Pelikan entered into a trademark license agreement granting to Nu-kote the right, during a 50-year term, to use in connection with the Hardcopy Business and to sublicense its subsidiaries and certain others to so use, the "PELIKAN" trademarks for which registrations are owned by certain subsidiaries of Pelikan.
            The purchase price for the Hardcopy Business of Pelikan (the "Purchase Price") consisted of (i) the Nu-kote Stock, (ii) $18,617,732 paid by Nu-kote to Pelikan, Inc. in cash in respect of the aggregate amount of Hardcopy Debt of Pelikan, Inc., and (iii) the assumption by a subsidiary of Nu-kote of certain liabilities at Pelikan, Inc. (the "Assumed U.S. Liabilities"). In addition the outstanding indebtedness of the Acquired Companies for borrowed money was refinanced by Nu-kote at the Closing. Such borrowed money was owed principally to Pelikan, which had borrowed such money from Ligapart pursuant to unsecured short term loans at market interest rates.
            In connection with the Closing pursuant to the Purchase Agreement, Pelikan and Nu-kote agreed to value the shares of Nu-kote stock at $24 per share and allocate it as consideration for assets acquired by Nu-kote at the Closing pursuant to the Purchase Agreement as follows


Number
   of            Consideration for Shares and Recipient
Shares
           portion of the Acquired U.S. Assets of
737,500    -- Pelikan, Inc. -- to Pelikan, Inc.
732,333    stock of Produktions -- to Pelikan GmbH
320,000    stock of Pelikan Scotland -- to Caribonum Limited
 51,833    stock of Greif -- to Pelikan
           Trademark License Agreement with Pelikan and certain of its -- subsidiaries to Pelikan International
458,334    -- Handelsgesellschaft mbH & Co. KG

2,300,000  Hardcopy Division Stock and Assets With Agreed
           -- Value of $55,200,000
            Promptly after the Closing pursuant to the Purchase Agreement, Pelikan acquired the Nu-kote Stock to which its wholly-owned subsidiaries became entitled in connection with the Closing under the Purchase Agreement for $24 per share (i) from Pelikan, Inc. in repayment of loans (as to 460,892 shares of Nu-kote Stock) and as a dividend (as to 276,608 such shares); (ii) from Pelikan GmbH in partial repayment of loans to Pelikan GmbH by Pelikan in the amount of SFr 21,899,686 (equivalent to $17,575,992 at the New York spot exchange rate on February 24); (iv) from Pelikan International Handelsgesellschaft mbH & Co. KG for DM 16,084,223 (equivalent to $11,000,016 at the New York spot exchange rate on February 24) in which Pelikan borrowed from Pelikan GmbH (Hannover), a wholly-owned German subsidiary of Pelikan; and
(v) from Caribonum Limited for credit within three months of 4,837,795.30 British Pound ($7,680,000 at the closing London spot exchange rate on February
24) plus interest at a rate 0.625% over the LIBOR rate toward existing indebtedness of Caribonum to Pelikan. Nu-kote issued all of the Nu-kote Stock which those subsidiaries were entitled to receive under the Purchase Agreement to Pelikan at the Closing pursuant to the Purchase Agreement.

Item 4.     Purpose of Transaction.
            Pelikan acquired the Nu-kote Stock for investment.
            Pelikan has considered and is considering the possible sale of the shares of Nu-kote to Ligapart or to Metro Holding and/or a pledge of such shares to Metro Holding or Ligapart to secure loans to Pelikan by Metro Holding or Ligapart, but Pelikan, Ligapart and Metro Holding have not determined, whether, when, or on what terms to effect such a disposition or pledge.
            Under the Purchase Agreement, Nu-kote has agreed that so long as Pelikan or its Affiliates together hold 20% or more of the Class A Common Stock of Nu-kote, if so requested by Pelikan, Nu-kote will use its reasonable good faith efforts to cause the Board of Directors of Nu-kote to include among the nominees for the members of the Board of Directors of Nu-kote an individual selected by a person acting on behalf of the holder or holders of all of the 2,300,000 shares of Nu-kote Stock, to cause an individual selected by such person to be nominated to be a member of the Board of Directors of Nu-kote International, Inc. and to vote its shares in Nu-kote International, Inc. in favor of such nominee.
            Pelikan, Ligapart and Metro Holding have not yet determined whether to designate a nominee for election to the Board of Directors of Nu-kote or of its subsidiary Nu-kote International, Inc.
            In connection with the Closing pursuant to the Purchase Agreement, Pelikan and Nu-kote entered into a Registration Rights Agreement providing that under certain circumstances Nu-kote will register the Nu-kote Stock under the Securities Act of 1933 to allow the Nu-kote Stock to be sold. See Item 6 below. Pelikan, Metro Holding and Ligapart have no present plans or intentions to require a registration of the Nu-kote Stock under the Registration Rights Agreement with Nu-kote described in Item 6 of this Statement, but intend to evaluate the desirability of requiring registration of and offering the Nu-kote Stock for sale based on the performance and prospects of Nu-kote, market considerations, and other investment criteria.
          Except as set forth above, Pelikan, Metro Holding and Ligapart have no present plans or intentions which relate to or would result in
    (a) The acquisition by any person of additional securities of Nu-kote, or the disposition of securities of Nu-kote;
    (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Nu-kote or any of Nu-kote's subsidiaries;
    (c) A sale or transfer of a material amount of assets of Nu-kote or any of its subsidiaries;
    (d) Any change in the present board of directors or management of Nu-kote or any of its subsidiaries;
    (e) Any material change in the present capitalization or dividend policy of Nu-kote;
    (f) Any other material change in Nu-kote's business or corporate structure;
    (g) Changes in Nu-kote's charter or by-laws or other actions which may impede the acquisition of control of Nu-kote by any other person;
    (h) Causing a class of securities of Nu-kote to cease to be quoted on an inter-dealer quotation system of a registered national securities association;
    (i) A class of equity securities of Nu-kote becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or
    (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            Pelikan owns beneficially and of record, and has sole power to vote and to dispose or direct the disposition of, 2,300,000 shares of Class A Common Stock of Nu-kote, constituting 21.5% of the number of such shares outstanding on February 9, 1995 as reported by Nu-kote in its Quarterly Report on Form 10Q for the quarter ended December 31, 1994 filed by Nu-kote with the Securities and Exchange Commission on February 10, 1995.
            Ligapart, as the owner of 65% of the outstanding stock of Pelikan, and Metro Holding, as the owner of 100% of the stock of Ligapart, beneficially own the Nu-kote Stock owned by Pelikan.
            Neither Metro Holding nor Ligapart has at any time, nor has Pelikan nor any of its subsidiaries at any time (except for (i) the acquisitions of Nu-kote Stock at the Closing pursuant to the Purchase Agreement reported herein and (ii) the acquisitions reported herein from its wholly owned subsidiaries of Nu-kote Stock they obtained at such Closing) engaged in any transactions in Class A Common Stock of Nu-kote.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            At the Closing pursuant to the Purchase Agreement, Pelikan, Pelikan, Inc., Pelikan GmbH and the other Pelikan subsidiaries entitled to portions of the Nu-kote Stock entered into a Stock Subscription Agreement with Nu-kote under which they subscribed for and purchased the Nu-kote Stock and made customary representations and warranties concerning securities laws and other matters.
            Pursuant to a Registration Rights Agreement executed at the Closing pursuant to the Purchase Agreement, the holders of all (but not less than all) of the Nu-kote Stock may at any time after the six-month anniversary of the Closing require Nu-kote to use commercially reasonable efforts to register under the Securities Act all or part of the Nu-kote Stock owned by such holders (the "Demand Registration") pursuant to a registration statement covering only Nu-kote Stock. The Registration Rights Agreement provides for only one Demand Registration. In addition, if Nu-kote at any time after the six-month anniversary of the Closing proposes to register under the Securities Act any of its equity securities for sale to the public, Nu-kote must, at the request of the holders of all (but not less than all) of the Nu-kote Stock, include such Nu-kote Stock in the proposed registration (the "Piggy-Back Request"). Such holders of the Nu-kote Stock may make only one Piggy-Back Request and Nu-kote will not be obligated to effect the request under certain circumstances.
            Nu-kote has entered into a Rights Agreement, between Nu-kote and Chemical Bank as Rights Agent, under which acquisition by any person or affiliated or associated group of persons (an "Acquiring Person") of 15% or more of Nu-kote's outstanding Class A Common Stock without the consent of Nu-kote's board of directors would expose an Acquiring Person to a risk of significant dilution of its holdings of Nu-kote Class A Common Stock.
            Because the acquisition of the Nu-kote Stock resulted in Pelikan acquiring more than 15% of the outstanding shares of Class A Common Stock of Nu-kote and becoming an Acquiring Person, and otherwise would have triggered the Nu-kote Rights Agreement, Pelikan required, as a condition to its obligations under the Purchase Agreement, that Nu-kote amend its Rights Agreement to exempt the issuance to Pelikan of the Nu-kote Stock from the events and circumstances that would trigger the Nu-kote Rights Agreement. Accordingly, in connection with the execution of the Purchase Agreement, Nu-kote executed an amendment to the Rights Agreement, between Nu-kote and Chemical Bank as Rights Agent, pursuant to which the acquisition by Pelikan or any of its Subsidiaries, Affiliates or Associates of any of the Nu-kote Stock will not (i) cause any person to become or to be deemed to be an Acquiring Person or (ii) cause the "Distribution Date" or "Shares Acquisition Date" (as such terms are defined in the Rights Agreement) to occur. The amendment to the Rights Agreement expressly provides, however, that the Nu-kote Stock will be included for purposes of any calculation of beneficial ownership under the Rights Agreement in the event that Pelikan or any of its Affiliates or Associates acquires any other shares, or the right to acquire or vote any other shares, of Class A Common Stock of Nu-kote.

Item 7.     Material to be Filed As Exhibits.
None

Signatures
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

March 3, 1995          METRO HOLDING AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

March 3, 1995          LIGAPART AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

March 3, 1995          PELIKAN HOLDING AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

March 3, 1995          PELIKAN GmbH

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

                       By: /s/ Dr. Ludwig Neumeyer
                       Dr. Ludwig Neumeyer, Director:

March 3, 1995          PELIKAN, INC.

                       By: /s/ Michael D. Brent
                       Name: Michael D. Brent
                       Title: Assistant Secretary




Exhibit 99.3     Schedule 13D, Amendment No. One, filed on September 20, 1995

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

               Under the Securities Exchange Act of 1934
                            (Amendment No. One )*

                          Nu-kote Holding, Inc.
                             (Name of Issuer)

                               Common Stock
                        (Title of Class of Securities)

                                669935108
                              (CUSIP Number)

                        Wilson P. Funkhouser
                      Levin & Funkhouser, Ltd.
                  55 West Monroe Street, Suite 2410
                    Chicago, Illinois 60603-5008
                Tel. 312-701-6800, Fax 312/641-2640
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         September 15, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
            METRO HOLDING AG
            NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:               4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:         4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.4%

14) Type of Reporting Person:                CO



                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
             LIGAPART AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:         4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:    4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.4%

14) Type of Reporting Person:                CO



                                     Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
              PELIKAN HOLDING AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially   (8)  Shared Voting Power:             -0-
    Owned by
    Each           (9)  Sole Dispositive Power:          -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:        -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    -0-

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.0%

14) Type of Reporting Person:                CO



                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
            PELIKAN HOLDING AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially   (8)  Shared Voting Power:             -0-
    Owned by
    Each           (9)  Sole Dispositive Power:          -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:        -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    -0-

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.0%

14) Type of Reporting Person:                CO



                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
            LIGAPART AG

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:           4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:      4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.4%

14) Type of Reporting Person:                CO



Item 1.     Security and Issuer
Title of the class of equity securities to which this statement relates:
     Nu-kote Holding, Inc. (herein "Nu-kote") Class A Common Stock
Name and address of the principal executive offices of the issuer:
     Nu-kote Holding, Inc.
     17950 Preston Road
     Suite 690
     Dallas, Texas 75252

Item 2.     Identity and Background
This statement on Schedule 13D is filed by:
1. Name:                   Metro Holding AG,
                           a corporation organized under the laws
                           of the canton of Zug, Switzerland
                           ("Metro Holding")
   Address:                Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
   Principal Business:     Holding company for interests principally in
                           business entities engaged in (i)  retailing
                           and wholesaling in Europe, Asia and the
                           United States, (ii)  purchasing of consumer
                           goods for sale to and distribution by
                           affiliates and others and (iii)  manufacture
                           and distribution of writing instruments,
                           school, office and artists supplies, and
                           computer accessories

2. Name:                   Pelikan Holding AG,
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Pelikan")
   Address                 Industriestrasse 24
                           CH-6340 Zug, SWITZERLAND
  Principal Business       Manufacture and distribution of writing
                           instruments, school, office and artists
                           supplies, and computer accessories

3. Name:                   Ligapart AG
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Ligapart")
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Holding Company for corporations related to
                           retailing and wholesaling of consumer goods

Item 3:     Source and Amount of Funds or Other Consideration
            On September 15, 1995, Ligapart acquired 4,600,000 shares of Class A Common Stock of Nu-kote (the "Nu-kote Stock") from Pelikan (an Affiliate of Ligapart which is 65% owned by Ligapart) in consideration for which Ligapart allowed a $75,000,000 credit ($16.30 per share) toward indebtedness owed to Ligapart by Pelikan for cash loaned to Pelikan from Ligapart during the preceding two years. Ligapart made such loans to Pelikan from Ligapart's working capital.

Item 4.     Purpose of Transaction.
            Pelikan terminated its interest in the Nu-kote Stock. Ligapart acquired the Nu-kote Stock for investment.
            Pelikan acquired the 4,600,000 shares of Class A Common Stock of Nu-kote that it sold to Ligapart on February 24, 1995, in connection with the Closing of the sale to Nu-kote of the imaging supplies business of Pelikan pursuant to the Asset and Stock Purchase Agreement dated as of November 15, 1994, as amended. Between Pelikan and Nu-kote (the "Purchase Agreement"), and a subsequent stock dividend. Under the Purchase
Agreement, Nu-kote agreed that so long as Pelikan or its Affiliates together hold 20% or more of the Class A Common Stock of Nu-kote if so requested by Pelikan, Nu-kote will use its reasonable good faith efforts to cause the Board of Directors of Nu-kote to include among the nominees for the members of the Board of Directors of Nu-kote an individual selected by a person acting on behalf of the holder of holders of all of the Nu-kote Stock, to cause an individual selected by such person to be nominated to be a member of the Board of Directors of Nu-kote International, Inc. and to vote its shares in Nu-kote International, Inc. in favor of such nominee.
In connection with the sale of the Nu-kote Stock to Ligapart, Pelikan irrevocably authorized Ligapart to make such a request on Pelikan's behalf.
            Ligapart and Metro Holding have not yet determined whether to designate a nominee for election to the Board of Directors of Nu-kote or of its subsidiary Nu-kote International, Inc.
            In connection with the Closing pursuant to the Purchase Agreement, Pelikan and Nu-kote entered into a Registration Rights Agreement providing that under certain circumstances Nu-kote will register the Nu-kote Stock under the Securities Act of 1933 to allow the Nu-kote Stock to be sold. See Item 6 below. Pelikan, Metro Holding and Ligapart have no present plans or intentions to require a registration of the Nu-kote Stock under the Registration Rights Agreement with Nu-kote described in Item 6 of this Statement, but intend to evaluate the desirability of requiring registration of and offering the Nu-kote Stock for sale based on the performance and prospects of Nu-kote, market considerations, and other investment criteria.
            Except as set forth above, Metro Holding and Ligapart have no present plans or intentions which relate to or would result in:
    (a) The acquisition by any person of additional securities of Nu-kote, or the disposition of securities of Nu-kote;
    (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Nu-kote or any of Nu-kote's subsidiaries;
    (c) A sale or transfer of a material amount of assets of Nu-kote or any of its subsidiaries;
    (d) Any change in the present board of directors or management of Nu-kote or any of its subsidiaries;
    (e) Any material change in the present capitalization or dividend policy of Nu-kote;
    (f) Any other material change in Nu-kote's business or corporate structure;
    (g) Changes in Nu-kote's charter or by-laws or other actions which may impede the acquisition of control of Nu-kote by any other person;
    (h) Causing a class of securities of Nu-kote to cease to be quoted on an inter-dealer quotation system of a registered national securities association;
    (i) A class of equity securities of Nu-kote becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or
    (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            Ligapart owns beneficially and of record, and has sole power to vote and to dispose or direct the disposition of, 4,600,000 shares of Class A Common Stock of Nu-kote, constituting 21.4% of the number of such shares outstanding on July 14, 1995 as reported by Nu-kote in its Proxy Statement ended July 28, 1995, for its Annual Meeting of Stockholders held August 30, 1995, filed by Nu-kote with the Securities and Exchange Commission.
            Metro Holding, as the owner of 100% of the stock of Ligapart, beneficially owns the Nu-kote Stock that Ligapart acquired.
            Except for the transaction reported herein and the transactions reported on the Schedule 13D amended hereby, neither Metro Holding nor Ligapart has at any time engaged in any transactions in Class A Common Stock of Nu-kote.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            Pursuant to a Registration Rights Agreement executed at the Closing pursuant to the Purchase Agreement, the holders of all (but not less than all) of the Nu-kote Stock may at any time after the six-month anniversary of the Closing require Nu-kote to use commercially reasonable efforts to register under the Securities Act all or part of the Nu-kote Stock owned by such holders (the "Demand Registration") pursuant to a registration statement covering only Nu-kote Stock. The Registration Rights Agreement provides for only one Demand Registration. In addition, if Nu-kote at any time after the six-month anniversary of the Closing proposes to register under the Securities Act any of its equity securities for sale to the public, Nu-kote must, at the request of the holders of all (but not less than all) of the Nu-kote Stock, include such Nu-kote Stock in the proposed registration (the "Piggy-Back Request"). Such holders of the Nu-kote Stock may make only one Piggy-Back Request and Nu-kote will not be obligated to effect the request under certain circumstances.
            Nu-kote has entered into a Rights Agreement, with Chemical Bank, as Rights Agent, under which acquisition by any person or affiliated or associated group of persons (an "Acquiring Person") of 15% or more of Nu-kote's outstanding Class A Common Stock without the consent of Nu-kote's board of directors would expose an Acquiring Person to a risk of significant dilution of its holdings of Nu-kote Class A Common Stock. In connection with the execution of the Purchase Agreement, Nu-kote executed an amendment to the Rights Agreement, between Nu-kote and Chemical Bank as Rights Agent, pursuant to which the acquisition by Pelikan or any of its Subsidiaries, Affiliates or Associates (including Ligapart and Metro Holding) of any of the Nu-kote Stock will not (i) cause any person to become or to be deemed to be an Acquiring Person or (ii) cause the "Distribution Date" or "Shares Acquisition Date" (as such terms are defined in the Rights Agreement) to occur. The amendment to the Rights Agreement expressly provide, however, that the Nu-kote Stock will be included for purposes of any calculation of beneficial ownership under the Rights Agreement in the even that Pelikan or any of its Affiliates or Associates acquires any other shares, of the right to acquire or vote any other shares of Class A Common Stock of Nu-kote.

Item 7.     Material to be Filed As Exhibits.
       None

Signatures
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

September 15, 1995     METRO HOLDING AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

September 15, 1995     LIGAPART AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director

                       By: /s/ Hans-Dieter Cleven
                       Hans-Dieter Cleven, Director

September 15, 1995     PELIKAN HOLDING AG

                       By: /s/ Erwin Conradi
                       Erwin Conradi, Director